FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 23, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 24, 2012.

Dear Shareholders,

The Board of Directors of BRF – Brasil Foods S.A. wishes to present Shareholders with the following proposals, the purpose of a deliberation in an Ordinary and Extraordinary General Meeting of the Company, to be held on April 24, 2012:

Ordinary General Meeting:

1.                To approve the following appropriation of Net Profit for Fiscal Year 2011:

Net Income for the Fiscal Year	R$	1,367,409,109.01
Gains with FAF (Pension Fund)	R$	(39,517,000.00)
Net Income to be appropriated	R$	1,327,892,109.01
Legal Reserve	R$	68,370,455.45
Value appropriated to Interest on Capital	R$	632,133,997.00
Reserve for Capital Increase	R$	265,578,421.80
Reserve for Expansion	R$	305,267,808.03
Reserve for taxes breakes	R$	56,541,426.73
Total Amount Distributed	R$	1,327,892,109.01

(Attachment 9-1-II, pursuant to CVM Instruction 481)

2.To ratify the decision of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$ 632,100,000.00 (six hundred and thirty-two million, one hundred  thousand Reais), equivalent to R$ 0,726723260 per share of the free float, subject to withholding tax of 15%, with the exception of those shareholders immune/exempt, on the shares issued, in the form of interest on capital, pay-out having been made on August 29, 2011 (R$ 0.33591469 per share) and on February 15, 2011 (R$ 0.39080857 per share). The amount distributed to the shareholders, for fiscal year 2011, represented 40% of net adjusted income for the fiscal year, pursuant to Article 202 of Law 6.404/76, for the purposes of the mandatory dividend.

3. To  elect the members of the Fiscal Council/Audit Committee – Term of Office: Until the date of the OGM/EGM of 2013. (Attachment 24, items 12.6 to 12.10, in accordance with CVM Instruction 480)

Effective Members	Alternate Members

Attilio Guaspari	Agenor Azevedo dos Santos

Suzana Hanna Stiphan Jabra	Manuela Lemos Marçal

Décio Magno Andrade Stochiero	Tarcísio Luiz Silva Fontenele

Résumés – Effective Members

Attilio Guaspari: An Engineer with a Master’s Degree in Management Sciences. He was Supervisor of the Financial Area and Head of the Audit Department of the National Social and Economic Development Bank - BNDES, as well as Financial-Administrative Director of Embrafilme. Since 1986, he has sat on various boards of directors such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. Currently, he is a member of the Fiscal Council of BRF  and the Audit Committee of the BNDES. (Independent member)

Agenor Azevedo Santos (alternate): Accountant and Business Administrator. Mr. Santos is a member of our Supervisory Board alternate.  Accounting manager of the Foundation for Assistance and Social Welfare of BNDES - FAPES. (Alternate Independent member)

Susana Hanna Stiphan Jabra: Graduated in Economics with Specialization Course in Financial Administration. She has worked for more than 25 years in large and middle market companies, having participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Investments and a member of the Social Responsibility Committee at PETROS. She was effective member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Telenorte Celular Participações, Bonaire Participações S.A..

Manuela Cristina Lemos Marçal (Alternate): Economist at the Federal University of Rio de Janeiro, with a postgraduate degree in Corporate Finance and Capital Markets. Was Manager of Market Analysis, and is currently the Executive Manager of Equity Transactions in Petros. It also has experience in the Investment Committees.

Decio Magno Andrade Stochiero: Majored in Business Administrator and MBA in Rating Asset Investment Portfolios and the University of Sao Paulo. Mr. Decio has a long career in Sistel. He is currently Manager of Corporate Planning and Control, on the Board of Directors of the Bonaire Participações SA and Member of the National Technical Governance By ABRAPP.

Tarcisio Luiz Silva Fontenele (alternate):  Law degree and Post Graduate in Civil Procedural Law. Was General Director of Counsel of Americel SA - Cellular Telephone Company. Were Fiscal Director at Embratel Participacoes S.A. and Tele Nordeste Celular Participacoes S.A. and Controller Director at Fiscal Santos Brazil S.A. - Container Port Company. He is a member of the National Commission's Legal ABRAPP - Brazilian Association of Private Pension Closed. Currently holds the position of Legal Manager at Sistel. Alternate Tax Counsel is of Embraer since March 2001. (Alternate Independent member)

4.      Ratify the election of an alternate member of the Board of Directors.

Alternate Members

Carlos Fernando Costa

Résumés – Effective Members

Carlos Fernando Costa (Alternate):  Degree in Mathematics at Faculdade de Filosofia, Ciências e Letras de Santo André, with specialization in Financial Management by University of Sao Paulo and Administration from the Ibero-American University. Mr. Carlos is Director of Finance and Investments and Executive Manager of Planning and Investment Market Operations of Petrobras Social Security Foundation - Petros. His act in various committees of Petros, and Coordinate the Technical Committee of the National Investment Abrapp. Mr. Carlos has also great experience in the Board of Directors.

Extraordinary General Meeting:

  To approve the total and aggregate compensation for the Members of Management of the BRF - Brasil Foods Companies in the amount of up to R$ 30 million, including additional compensation in the month of December 2012, in the amount corresponding to one month’s salary.   (Attachment 13, pursuant to CVM Instruction 481)
  Proposed Reform of the bylaws, articles of the following amendment to the present Bylaws:  1º; 3º - incise 1; 5º and paragraph 2º and 3º; 9º; 11; 12 and paragraph 1º to 5º and insertion of subparagraph 6º; 13 and insertion of paragraph; 14 and item 4; 15 – paragraphs 2º and 5º; 16 and paragraphs 1º, 3º; 4º; 5º, 6º and insertion of 7º; 17 – insertion of new paragraphs 2º and 4º; 18 – Items 4,6,7,8,12, 16,17 and insertion of new items 9 and 22; 19 – Items 4º to 9º; 20º - paragraphs 1º to 4º;  22 – relocated; 24 and inclusion of paragraphs 1º and 2º;  25 – inclusion of new paragraph 3º; 26 and paragraph 1º; 26 ; 27; elimination of 29; 33 – inclusion of 2º; 34; 35; insertion of new 35; 36; 37 – paragraph 1º, 2º, 3º, 7º and 10º and elimination of 13º; 38 – insertion of paragraph 1º and 2º; 38 – insertion of paragraph 1º; 39 ; 40 – paragraph 1º and 2º; 42 – insertion of paragraphs 1º and 2º; 43 and paragraph 1º; 44 – unique paragraph; 46; 47;  removal of 50 and 51, as well as its paragraphs as proposed statutory amendment annexed;

  Extend the Compensation Plan based on Actions and Regulation of the options to another levels of executives of BRF - Brazil Foods SA, without additional dilution.

This is what the Board of Directors has to propose and trusts will be examined and approved by the shareholders.

The Company’s shareholders interested in accessing the information or  clarifying doubts with respect to the aforementioned proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. All documents pertinent to this Meeting are available to the shareholders in the site: www.brasilfoods.com/ri.

São Paulo (SP), March 22, 2012.

NILDEMAR SECCHES	PAULO ASSUNÇÃO DE SOUSA
CHAIRMAN	VICE-CHAIRMAN

ALLAN SIMÕES TOLEDO	DÉCIO DA SILVA

JOSÉ CARLOS REIS MAGALHÃES NETO	LUÍS CARLOS FERNANDES AFONSO

LUIZ FERNANDO FURLAN	MANOEL CORDEIRO SILVA FILHO

PEDRO DE ANDRADE FARIA	WALTER FONTANA FILHO

EDINA BIAVA
SECRETARY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 23, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director